E:	lou@bevilacquapllc.com
T:	202.869.0888
W:	bevilacquapllc.com

March 22, 2022

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Snow Lake Resources Ltd.

Confidential Submission of Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of our client, Snow Lake Resources Ltd., a corporation organized under the laws of the Province of Manitoba (the “Company”), we hereby submit a draft registration statement on Form F-l (the “Draft Registration Statement”) relating to the resale from time to time by Nova Minerals Limited, a corporation organized under the laws of Australia, of 1,600,000 common shares, no par value per share, of the Company (the “Proposed Offering”).

The enclosed draft Registration Statement is being submitted to the Staff in draft form and on a confidential basis. The Company confirms that it will publicly file its registration statement and nonpublic draft submission in respect of the Proposed Offering such that it is publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended.

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at 202-869-0888 (ext. 100) or lou@bevilacquapllc.com.

Very truly yours,

/s/ Louis A. Bevilacqua
Louis A. Bevilacqua

cc:	Philip Gross, Chief Executive Officer
Mario Miranda, Chief Financial Officer
Snow Lake Resources Ltd.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036